UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10032103

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 51343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leader Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 SW Skyline Blvd., Suite 204
(No. and Street)

Portland	OR	97221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Lekas (503) 294-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 9/16

OATH OR AFFIRMATION

I, John E. Lekas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



OFFICIAL SEAL
CANDY L DILLON
NOTARY PUBLIC-OREGON
COMMISSION NO. 397534
MY COMMISSION EXPIRES DEC. 6, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2010
WASH., D.C.
193
SECTION

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leader Capital Corporation

We have audited the accompanying statement of financial condition of Leader Capital Corporation as of June 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leader Capital Corporation as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 29, 2009

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 55,016
Investment advisory fees receivable	102,835
Receivable from broker/dealers	48,065
Office furniture, equipment, software and automobile (net of accumulated depreciation of $86,082)	57,942
Other assets	16,736
TOTAL ASSETS	$ 280,594

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 43,733
Note payable	6,801
Capital lease obligation	12,403
Total Liabilities	$ 62,937
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid-in capital	286,233
Retained earnings (Deficit)	(69,576)
Total Shareholders' Equity	$ 217,657
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 280,594

The accompanying notes are an integral part of this financial statement.

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Oregon on June 27, 2001. The Company is a wholly owned subsidiary of Leader Holding Company, Inc. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and the related expense arising from securities transactions are recognized on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when originally purchased by the Company and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Furniture, Equipment, Software and Automobile - Depreciation is provided using the straight-line method over three, five and seven year periods.

Leasehold Improvements - Amortization has been provided using the straight-line method over the life of the lease.

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Valuation of Securities and Cash Equivalents - The procedures for valuing cash equivalents of $5,795 that is included with cash and cash equivalents and the cash equivalents that comprise the $48,065 receivable from broker/dealers, both as stated on the statement of financial condition, involve using Level 1 inputs and are in compliance with FASB Statement No. 157 (SFAS No. 157). SFAS No. 157 creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques. Level 1 inputs, as defined by SFAS No. 157, are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. No Level 2 and 3 inputs, as defined by SFAS No. 157 have been applied to value any assets or liabilities reflected in these financial statements at the financial statement date.

NOTE 2 - S CORPORATION ELECTION

The Company has elected S Corporation status and, therefore, income taxes are the responsibility of the individual shareholder of Leader Holding Company, Inc. (see Note 5). In addition, the Company has a December 31st year end for federal income tax filing purposes.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2009 the Company's net capital and required net capital were $142,031 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 44%.

NOTE 4 - CONCENTRATION OF REVENUE

During the year ended June 30, 2009, the Company earned commission revenue totaling $71,013 from one customer. This accounted for 24% of the commission revenue as stated on the statement of income.

During the same period, the Company earned $747,342 or 98% of its investment advisory fees from an affiliated entity (See Note 5).

NOTE 5 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly owned subsidiary of Leader Holding Company, Inc. (Leader Holding). Both entities have elected S Corporation status for income tax purposes and, effective June 30, 2009, the Company has been accepted to file as a Qualified Subchapter S Subsidiary through Leader Holding. Therefore, the income taxes are the responsibility of the individual shareholder of the Leader Holding.

In addition, through common management the Company is affiliated with Leader Short-Term Bond Fund (the Fund) and the Company is the investment advisor for the Fund. Pursuant to terms of a written investment advisory agreement, during the year ended June 30, 2009, the Company earned investment advisory fees totaling $747,342 and of that amount, $102,835 was receivable at June 30, 2009. According to additional terms of the investment advisory agreement, the Company has paid expenses on behalf of the Fund totaling $77,301 and has received reimbursements totaling $75,801 from the Fund for the expenses paid. These amounts have been combined and the net of $1,500 has been included in other expenses on the statement of income.

NOTE 6 - NOTE PAYABLE

The Company has entered into a loan agreement, secured by an automobile, which is to be paid in equal monthly installments of $1,363 over a three year period, bears an interest rate of 1.9% and is due to expire November 8, 2009. The outstanding balance at June 30, 2009 is $6,801 and interest of $632 was paid during the year ended June 30, 2009. Minimum monthly payments for the year ending June 30, 2010 total $6,815.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company and its customers may sell securities that they do not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. These transactions may be subject to varying degrees of market and credit risk. The risk to the short seller is that the security sold short may increase substantially after the sale and the Company or its customer will be required to purchase the security at a significantly higher price. However, for the short sale transactions that the Company enters into solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these off-balance sheet financial instruments, as mentioned below.

In order to facilitate the foregoing activity as well as other securities transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Initial Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Initial Broker/dealer, fully disclosing the customer name and other information. The Initial Broker/dealer then forwards those transactions to another broker/dealer (Clearing Broker/dealer) for execution. This type of clearing arrangement is commonly known as a "third party clearing agreement" or a "piggyback arrangement". The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers' transactions, the Company receives commissions and other consideration, less the processing and other charges of the Initial Broker/dealer and the Clearing Broker/dealer. According to the terms of the agreement, the Company may not enter into any other clearing agreements without written consent of the Initial Broker/dealer. The Company is also subject to a $2,500 minimum monthly charge by the Initial Broker/dealer. The agreement automatically renews for successive one-year terms and may be terminated by either the Company or the Initial Broker/dealer with a 90 day prior written notification. Additional terms of the agreement require the Company to maintain a $50,000 deposit with the Clearing Broker/Dealer to assure the Company's performance under the agreement.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

As part of the terms of this agreement, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer through the Initial Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 8 - RETIREMENT PLAN

Effective January 1, 2009, the Company adopted a profit-sharing plan and a deferred compensation plan commonly referred to as a 401(k) plan. The plan's fiscal year end is December 31. Employees were not eligible to make any deferral contributions until June 10, 2009. Under the terms of the plan, employees must be at least 21 years of age and have completed 6 consecutive months of service to become eligible for the plan. The Company is not required to match any employee contributions. The Company is permitted to make additional discretionary contributions, but has not made any such contributions for the period ended June 30, 2009.

NOTE 9 - LEASE COMMITMENTS

Operating Leases - The Company leases office space at two locations. Effective April 18, 2009, the Company entered into an agreement to lease office space for its main office which expires April 30, 2010. The minimum annual rentals under this noncancellable operating lease, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, for the year ending June 30, 2010 are $15,740. The Company incurred expenses totaling $4,291 relating to this lease during the year ended June 30, 2009. The

NOTE 9 - LEASE COMMITMENTS - *(Continued)*

second lease is for off-site storage and has month to month terms. Total expenditures relating to this lease were $6,320 for the year ended June 30, 2009.

Capital Lease - The Company leases a copier under an agreement that is classified as a capital lease. The fair market value of the copier at the lease inception was $18,603. This amount is included in office equipment on the statement of financial condition. Depreciation for the year ended June 30, 2009 for this asset was $3,721. The future minimum lease payments under the capital lease are as follows:

Year Ending June 30	
2010	$ 5,028
2011	5,028
2012	5,028
2013	1,243
Total minimum lease payments	$ 16,327
Less the amount representing interest	(3,924)
Capital lease obligation at June 30, 2009	$ 12,403

NOTE 10 - NONMONETARY TRANSACTIONS

During the year ended June 30, 2009, the Company has been provided quotation services, research and other services valued at $55,324 from another broker/dealer at no cost to the Company. These services have been provided to the Company in consideration of securities transactions forwarded by the Company to the other broker/dealer.